J E N S E N L U N N Y M A C I N N E S
Law Corporation

January 5, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549-4628

Attn.:  Mr. Norman Gholson, Division of Corporate Finance

Dear Sir:

Re:	Uranium 308 Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009, as Amended November 19, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009, as Amended November 19, 2009
Form 10-Q for the Fiscal Quarter Ended Sept. 30, 2009
Filed November 20, 2009
Response Letter Dated November 18, 2009
File No. 0-52476

We are counsel for the Company and are writing on its behalf.  With respect to the letter from the United States Securities and Exchange Commission, dated December 23, 2009, via fax (the “SEC Letter”) we have been advised by the Company that due to the Christmas holidays it was not able to respond to the comments within the 10 business days provided to respond in such SEC Letter.  Therefore, we respectfully request an extension of the time period within which the Company is to respond to the comments in the SEC Letter until January 15, 2009.

We trust that this extension request will be acceptable to the SEC.  If there is any concern, please contact the undersigned at your earliest convenience.

Form 10-K for Fiscal Year Ended December 31, 2008, as Amended November 19, 2009

Legal Proceedings, page 23

In addition, we are providing you with the Company’s draft rewritten discussion of the legal proceedings section for the Amendment #2 for the Form 10-K for Fiscal Year Ended Dec. 31, 2008, as follows:

Item 3. Legal Proceedings

Other than as described below, we know of no material, active, or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation.  Except as described below, there are no proceedings in which any of our Directors, officers, or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

PO BOX 12077, Suite 2550, 555 West Hastings Street, Harbour Centre Tower
Vancouver, B.C. Canada, V6B 4N5; Telephone: (604) 684-2550, Fax: (604) 684-0916

An Association of Law Corporations

Securities and Exchange Commission
January 5, 2010

Summary of Proceedings Involving Lin Dong Hong

Pursuant to the closing of a share purchase agreement between Tooroibandi and MEL, dated August 23, 2007 (the “Tooroibandi Share Purchase Agreement”), MEL acquired 100% of Tooroibandi’s issued and outstanding capital.  To register the sale and purchase of 100% of the issued and outstanding capital of Tooroibandi by MEL with the Foreign Investment and Foreign Trade Agency of Mongolia (“FIFTA”) and the State Registration Office (“SRO”) in the jurisdiction of the General Department of National Taxation of Mongolia, on September 10, 2007, Mr. Anthony Tam, a director and officer of MEL, executed a power of attorney (the “POA”) authorizing Lin Dong Hong, the executive director of Tooroibandi, to sign and execute all corporate documents on behalf of MEL in Mongolia as MEL believed that Lin Dong Hong was in the best position to register the concluded transaction.

Subsequently and without the knowledge or consent of the board of directors or the shareholders of MEL, Lin Dong Hong used this POA to complete two additional registrations with FIFTA and SRO, including registrations that resulted in the dilution of MEL’s 100% ownership in the capital of Tooroibandi by 42.53% (MEL is still the registered owner of 57.47% of the issued and outstanding number of shares of Tooroibandi) as follows:

(i)
on June 9, 2008, Xinjiang Ridong Investment Mining Co. (“Xinjiang”), a Chinese company, which Lin Dong Hong either owns or represents, was registered as the owner of 20.53% of the capital of Tooroibandi; and

(ii)	on August 5, 2008, Mo Qihua was registered as the owner of 22% of the capital of Tooroibandi.

On August 7, 2008, MEL filed a claim (“MEL’s Claim”) in the Capital City Administrative Court of Mongolia (a court of first instance for administrative cases) to annul the registrations made by SRO and FIFTA at the request of Lin Dong Hong that resulted in Xinjiang acquiring 20.53% of the capital of Tooroibandi and requesting that MEL be registered as the 100% shareholder of Tooroibandi.  MEL’s Claim was based on the claim that the registrations made by Lin Dong Hong were made pursuant to illegal documents as:

(i)	MEL did not hold a shareholder’s meeting authorizing Xinjiang’s acquisition;

(ii)	MEL did not execute a shareholder’s resolution or founder’s agreement approving, Xinjiang’s acquisition;

Securities and Exchange Commission
January 5, 2010

(iii)	in accordance with Mongolia’s Civil Code Article 64, the POA granted to Lin Dong Hong was not effective to transfer MEL’s assets because it was not signed by MEL’s accountant; and

(iv)	the POA granted to Lin Dong Hong was limited to corporate matters within Lin Dong Hong’s scope as the executive director of Tooroibandi.

MEL’s Claim was suspended pending the outcome of a civil claim by Lin Dong Hong (discussed below) and has not been continued as of the date of this Form 10-K.  FIFTA has informed MEL’s authorized representatives that MEL must proceed in the Capital City Administrative Court with MEL’s Claim and receive court orders to reverse the actions taken by Lin Dong Hong.

A copy of MEL’s Claim filed with the Capital City Administrative Court of Mongolia was attached as Exhibit 99.3 to the Company’s Form 8-K filed on August 27, 2008, and is incorporated herein by reference.  The affidavit of Mr. Anthony Tam was filed in support of the MEL’s Claim and a copy of his affidavit was attached as Exhibit 99.4 to the Company’s Form 8-K filed on August 27, 2008, and is incorporated herein by reference.

Subsequent to filing MEL’s Claim, the Company and MEL learned that MEL’s percentage ownership in Tooroibandi had been further diluted on August 5, 2008, as a result of the registration of Mo Qihua as the registered owner of 22% of the capital of Tooriobandi.  As of the date of this Form 10-K, MEL has not commenced legal action to annul Mo Qihua’s registration.

On August 20, 2008, Lin Dong Hong filed a civil claim against the authorized representative of MEL in the Sukhbaatar District Court in Mongolia requesting the court to declare that the registration by Lin Dong Hong of the acquisition by MEL of 100% of Tooroibandi’s issued and outstanding capital was invalid.  To register MEL’s acquisition of Tooroibandi, on September 12, 2007, Lin Dong Hong had used the POA to file a “right transferring contract” instead of the originally executed Tooroibandi Share Purchase Agreement and Lin Dong Hong now claimed that this “right transferring contract” was invalid as:

(i)	the “right transferring contract” for Tooroibandi violated articles 56 and 64 of the Civil Code of Mongolia;

(ii)	in making the “right transferring contract”, Lin Dong Hong made a deal with only himself exercising an illegal right not authorized by MEL on September 10, 2007; and

(iii)
the POA issued by MEL to Lin Dong Hong authorized him only “to sign on relevant documents on behalf of the company” but Lin Dong Hong participated illegally and made the “right transferring contract” and violated the law by this act.

A translated copy of the claim filed by Lin Dong Hong was attached as Exhibit 99.1 to the Company’s Form 10-Q filed on November 14, 2008, and is incorporated herein by reference.

Securities and Exchange Commission
January 5, 2010

On November 20, 2008, the Sukhbaatar District Court dismissed Lin Dong Hong’s claim and subsequent appeals by Lin Dong Hong have also been dismissed.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009, as Amended November 19, 2009

Legal Proceedings

Furthermore, we are providing you with the Company’s draft rewritten discussion of the legal proceedings section for Amendment #2 for the Fiscal Quarter Ended June 30, 2009 and Amendment #1 for the Fiscal Quarter Ended September 30, 2009 as follows:

Item 1. Legal Proceedings

Other than as described below, we know of no material, active, or pending legal proceedings against our Company, nor are we involved as a plaintiff in any material proceeding or pending litigation.  Except as described below, there are no proceedings in which any of our Directors, officers, or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our interest.

Proceedings Involving Lin Dong Hong

There have been no material developments in our wholly owned subsidiary, Mongolia Energy Limited (“MEL”), claim filed in the Capital City Administrative Court of Mongolia to reverse certain registrations made by Foreign Investment and Foreign Trade Agency of Mongolia (“FIFTA”) and the State Registration Office of Mongolia (“SRO”) at the request of Lin Dong Hong to dilute MEL’s registered ownership in Tooroibandi.  MEL’s claim was suspended and has not been continued as of the date of this Form 10-Q.

A copy of MEL’s claim filed with the Capital City Administrative Court of Mongolia was attached as Exhibit 99.3 to the Company’s Form 8-K filed on August 27, 2008, and is incorporated herein by reference.  The affidavit of Mr. Anthony Tam was filed in support of the MEL’s claim and a copy of his affidavit was attached as Exhibit 99.4 to the Company’s Form 8-K filed on August 27, 2008, and is incorporated herein by reference.  A discussion of MEL’s claim was previously disclosed in the Company’s amended Form 10-K filed on ______ __, 2010 under the heading “ITEM 3. LEGAL PROCEEDINGS” and is incorporated herein by reference.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Legal Proceedings, page 8

Please see draft rewritten response above to Form 10-Q for the Fiscal Quarter Ended June 30, 2009, as Amended November 19, 2009.

Securities and Exchange Commission
January 5, 2010

We look forward to receiving your comments to the draft rewritten discussions of the legal proceedings before filing amendments to the Form 10-K for the Fiscal Year Ended Dec. 31, 2008 and the Form 10-Q’s for the Fiscal Quarters Ended June 30, 2009 and September 30, 2009.

On behalf of the Company, we sincerely thank and appreciate the SEC’s cooperation in this matter.

Yours very truly,

JENSEN LUNNY MACINNES LAW CORPORATION
Per:

/s/ Mike Shannon
MICHAEL T. SHANNON